UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                             SEC File Number 0-18349

(Check One)
[ ] Form 10-K  [X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q  [ ] Form 10-QSB  [ ] Form N-SAR  [ ] Form N-CSR

For period ended January 31, 2007


[ ] Transition Report on Form 10-K/Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q/Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended:______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

Medical Nutrition USA, Inc.
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Full Name of Registrant


10 West Forest Avenue
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Address of Principal Executive Office


Englewood, New Jersey 07631
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City, State and Zip Code


PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, X 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information. A complex deferred tax issue has arisen, which caused the registrant to fall behind on its schedule to close its books, therefore not allowing its auditors to complete their audit without unreasonable effort or expense. Our auditors concur with this statement.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Alan Levy, Chief Financial Officer     201-569-1188
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(2) Have all other periodic reports required under Section 13 or 15(d) or the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) : Yes [X] No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? :
Yes [ ] No [X]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                           Medical Nutrition USA, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 30, 2007                 By: /s/ ALAN LEVY
                                         --------------------------------------
                                         Alan Levy
                                         Chief Financial Officer